SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 64)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000

This Amendment No.64 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(152) Employee update and press release issued on January 24, 1997.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date     January 24, 1997                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(152)       Employee update and press release                        2
               issued on January 24, 1997.

                                        Exhibit No. (a)(152)

The following employee update and press release was issued by Western Resources, Inc. on January 24, 1997:

          DIVIDEND INCREASED; ANNUAL EARNINGS REPORTED

     TOPEKA, Kansas, January 24, 1997 -- Western Resources today announced
that it will increase dividends      per common share to 52 1/2 cents for the
first quarter of 1997. The increase is a one cent per share gain from the quarterly rate for 1996. On an annualized basis, the 1997 indicated dividend rate is $2.10.
     Also announced today were 1996 annual earnings for the company.
Earnings were $2.41 per share of common stock for 1996 versus $2.71 a year earlier. One-time restructuring and other charges, recorded by ADT Limited
(ADT), related to costs associated with discontinued plans to merge with Republic Industries and to the integration of acquisitions, adversely impacted Western Resources' earnings by $0.19 per share. Western Resources is the largest shareowner of ADT, owning 27 percent of the outstanding shares of the monitored security company. Abnormally cool weather during the summer season also affected earnings for the utility operations of the company.
     "Though final earnings are lower this year, operating revenues improved and we remain on track to achieve our goal of establishing a branded presence throughout the United States and abroad," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.
     To prepare for anticipated increased competition in the electric utility industry, Western Resources executed a number of strategic initiatives in 1996.
     An offer to merge with Kansas City Power & Light Company of Kansas
City, Missouri, has been extended to February 5, 1997. Substantive merger negotiations continue between the two companies.
     Westar Security, a wholly-owned Western Resources subsidiary, grew through acquisitions to become the third-largest monitored security company in the U.S. Westar Security has offices in most major markets and direct access to more than 55 percent of the U.S. population.
     Western Resources also has made an offer to acquire all of ADT. Acquisition of ADT, joined with the security businesses already held, will make Westar the largest monitored security business in the world, with 280 offices in 46 states in the U.S., Canada, and Europe.
     In December, Western Resources struck a strategic alliance with ONEOK, Inc. of Tulsa, Oklahoma. The natural gas assets of Western Resources will be contributed to ONEOK in exchange for a 45 percent ownership position in ONEOK. This transaction also provides access to 735,000 ONEOK customers to whom security and other services can be marketed.
     Western Resources also grew globally in 1996. The Wing Group, acquired in early 1996, successfully closed three major international power agreements this year in China, Turkey and Colombia.
     "In 1996, we made tremendous progress in securing Western Resources' future as a dynamic international company in the business of making people's lives safer and easier. We believe that the benefits of these growth initiatives will continue to enhance the value of Western Resources."
     Operating revenues for 1996 increased 17.4 percent to $2,046,819,000 compared to last year's figure of $1,743,300,000. Operating income improved nine percent from last year rising from $278,709,000 to $303,993,000. Fuel cost increases and the amortization of the adjustment for the company's 1992 acquisition of KGE boosted operating expenses from $1,464,591,000 in 1995 to $1,742,826,000 for 1996.
     Sales of electricity and natural gas were higher in 1996 for most customer classes. Wholesale electricity sales showed the greatest gain, jumping 47.3 percent to 5.9 million megawatt-hours in 1996.

                     FOURTH QUARTER REPORT
WESTERN RESOURCES, INC.

                         Quarter Ended       Twelve Months Ended
                          December 31,          December 31,
                    1996           1995             1996            1995
1.  Operating Revenues  $564,904,000   $457,341,000    $2,046,819,000  $1,743,300,000

2.  Net Income           $32,466,000    $46,480,000      $168,950,000    $181,676,000

3.  Earnings Applicable to
     Common Stock      $31,236,000    $43,125,000      $154,111,000    $168,257,000

4.  Average Common Shares
     Outstanding        64,522,510     62,712,175        63,833,783      62,157,125

5.  Earnings per Average
    Common Share Outstanding   $0.48          $0.69             $2.41           $2.71

6.  Net Utility Plant (after depreciation)
                      $4,356,518,000 $4,356,350,000

     Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

         This news release/employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.